Exhibit 99.1

PRESS RELEASE Brussels, 30 April 2013 – 1 / 18

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev reports First Quarter 2013 Results

HIGHLIGHTS

Except where otherwise stated, the comments below are based on organic figures and refer to 1Q13 versus the same period of last year. For important disclaimers please refer to page 2.

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Revenue growth: Total revenues grew 1.5% in 1Q13, with strong revenue per hl growth of 5.8%, due to our revenue management initiatives and the premiumization of our brand portfolio in our key markets. On a constant geographic basis, revenue per hl grew by 6.9%

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Volume performance: Volumes came under pressure in 1Q13. Total volumes declined 4.1%, with own beer volumes down 4.0% and non-beer volumes declining by 4.8%. Beer volumes in Brazil declined by 8.2% due to the earlier timing of Carnival, poorer weather, weakened disposable income growth and high food inflation. US beer sales-to-wholesalers (STWs) declined by 5.2%, with selling-day adjusted sales-to-retailers (STRs) declining by 4.1%, driven by a tough weather comparable and short term pressure on consumer disposable income. Volumes in China grew by 15.5%, with strong performances by our national brands, Budweiser and Harbin, enhanced by successful Chinese New Year campaigns

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Focus Brands: In 1Q13, Focus Brands volumes declined 2.9%. However, our three global brands Budweiser, Stella Artois and Beck’s grew by 4.7%, with global Budweiser volumes growing by 8.4%, driven by good performances in China, Brazil, Russia and Ukraine

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Cost of Sales: Cost of Sales (CoS) increased by 3.8%, or 8.6% on a per hl basis, due to higher input costs, especially in LAN, LAS and APAC, and the impact of lower fixed cost dilution. On a constant geographic basis, CoS per hl increased by 9.0%

•	EBITDA: EBITDA increased 0.9% in 1Q13, with EBITDA margin of 37.4%, a contraction of 22 bps

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Net finance costs: Net finance costs (excl. non-recurring net finance costs) were 255 million USD in the quarter, compared to 422 million USD in 1Q12. The decrease in net finance costs in 1Q13 is due mainly to mark-to-market gains of 402 million USD linked to the hedging of our share based payment programs which are reported in other financial results

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Non-recurring net finance income was 223 million USD, due mainly to mark-to-market gains on the pre-hedging of 71% of our equity exposure in respect of the shares to be delivered in the next five years to some Grupo Modelo shareholders as part of a transaction related to the combination with Grupo Modelo announced on 29 June 2012

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Income taxes: Income tax expense in 1Q13 was 333 million USD, with an effective tax rate of 12.4%, compared to an income tax expense of 427 million USD in 1Q12 and an effective tax rate of 17.1%. The decrease in the effective tax rate mainly results from the non-taxable nature of the gains on the previously mentioned hedges related to our equity exposure, a shift in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits

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Profit: Normalized profit attributable to equity holders of AB InBev grew 12.2% in nominal terms to 1 853 million USD in 1Q13 from 1 651 million USD in 1Q12, due to lower net finance costs and a lower effective tax rate

•	Earnings per share (EPS): Normalized earnings per share (EPS) grew by 12.6% to 1.16 USD from 1.03 USD in 1Q12, on a nominal basis

PRESS RELEASE Brussels, 30 April 2013 – 2 / 18

Figure 1. Consolidated performance (million USD)
	1Q12	1Q13	Organic growth
Total volumes (thousand hls)	93 178	89 963	-4.1%
AB InBev own beer	80 697	78 042	-4.0%
Non-beer volumes	12 030	11 482	-4.8%
Third party products	451	439	-5.0%
Revenue	9 332	9 169	1.5%
Gross profit	5 483	5 265	-0.2%
Normalized EBITDA	3 555	3 430	0.9%
Normalized EBIT	2 890	2 751	0.1%
Normalized profit attributable to equity holders of AB InBev	1 651	1 853
Profit attributable to equity holders of AB InBev	1 666	2 051

Normalized earnings per share (USD)	1.03	1.16
Earnings per share (USD)	1.04	1.28

Margins
Gross margin	58.8%	57.4%	-96	bp
Normalized EBITDA margin	38.1%	37.4%	-22	bp
Normalized EBIT margin	31.0%	30.0%	-41	bp

AB InBev’s 1Q13 and 1Q12 reported numbers are based on unaudited interim consolidated financial statements prepared in accordance with IFRS. Unless otherwise indicated, amounts are presented in million USD.

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business.

All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year.

Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management, and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding.

Effective 1 January 2013, the revised IFRS standard “IAS 19 Employee Benefits” has become effective. Under the revised standard, AB InBev presents the net pension interest cost as part of the net finance cost. IAS 19 Employee Benefits requires retrospective application. Accordingly, the 2012 comparative figures have been adjusted as if IAS 19 Revised had always applied.

Effective 1 January 2013, we transferred management responsibility for Ecuador and Peru to Latin America South. These countries were previously reported within Latin America North. The 2012 Latin America South and Latin America North results have been adjusted for comparative purposes.

1Q13 EPS is based upon a weighted average of 1 602 million shares compared to 1 598 million shares for 1Q12.

PRESS RELEASE Brussels, 30 April 2013 – 3 / 18

MANAGEMENT COMMENTS

Total revenues grew by 1.5% in 1Q13, driven by revenue per hl growth of 5.8% as a result of favorable brand mix and our revenue management initiatives. This strong price/mix result helped to offset a challenging volume performance in the quarter, in which our own beer volumes declined by 4.0%.

Beer volumes in Brazil declined by 8.2% in the quarter. Volumes in Brazil in March, in particular, were more challenging than expected, with an estimated high-teen percentage decline in industry volumes during the month. Volume trends in April are much improved compared to March, with estimated industry volumes for the month down by mid single digits. We believe the decline in industry volumes in 1Q13 was due to the earlier timing of Carnival and poorer weather, both of which were flagged when we released our FY12 results at the end of February. However, we believe that consumption was also negatively impacted by high food inflation and a slowdown in the growth of disposable income. In this environment, the fact that we were required to increase prices in real terms, to offset the October 2012 excise tax increase, was also not helpful. We expect these factors to continue to put pressure on volumes in the short term. We are therefore revising our outlook for volume growth in Brazil and now expect that beer industry volumes in FY13 will be either flat or down low single-digits compared to FY12.

Consumers continue to be under short term pressure in Brazil and so we have adjusted our commercial plans to leverage many of the market programs and pack price strategies that have been used so successfully to drive increased demand and expand consumption occasions in the past. We have also increased our focus on productivity and cost efficiency opportunities to further support our EBITDA performance.

We have confidence in the long term potential of our brands and continued to invest behind them, even in a tough quarter, with sales and marketing investments for the company increasing by 3.5%, compared to 1Q12, despite volume related reductions in sales expenses. Consolidated EBITDA grew by 0.9% in 1Q13 versus the same period last year.

Normalized profit attributable to equity holders of AB InBev grew by 12.2% compared to 1Q12, driven by gains in other financial results and lower income tax expense. Normalized earnings per share grew by 12.6% to 1.16 USD from 1.03 USD in 1Q12.

Turning to performance in our top three markets:

In the United States:

Volume

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We estimate that industry selling-day adjusted STRs declined by 3.0% in the quarter, against a tough 1Q12 comparable which saw industry growth of 1.3%. Our own selling-day adjusted STRs declined by 4.1%, against solid 1Q12 growth of 1.0%. Volume performance in the quarter was impacted by short term pressures on consumer disposable income, increased gas prices and a difficult weather comparable, with many parts of the country seeing negative quarterly temperature variances of more than 10°C/20°F compared to 1Q12

•	Our reported STWs declined by 5.2% in 1Q13, with the difference between the decline in STWs and STRs being due to one less selling day in 1Q13

Revenue Management

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US beer-only revenue per hl continues to perform well, growing by 4.0% in the quarter. This growth was due to the carryover benefit of the price increase taken in 4Q12, as well as brand mix contribution of approximately 150 bps. The favorable brand mix contribution was driven by innovations launched in both FY12 and 1Q13, including Bud Light Platinum, Budweiser Black Crown, Bud Light Lime Lime-A-Rita and Bud Light Lime Straw-ber-Rita, and the growth of our high-end brands, especially Stella Artois and Shock Top

PRESS RELEASE Brussels, 30 April 2013 – 4 / 18

Commercial Strategy and Brands

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We estimate that our Focus Brand families gained market share collectively in the first quarter, as measured by STRs, with our total estimated market share declining by approximately 50 bps. This was due primarily to the performance of our sub-premium brands, given the pressure on disposable income, and our strategy of narrowing the price gap between our premium and sub-premium brands

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Share for the Bud Light family was marginally down versus the same period last year by our estimates. Bud Light Platinum has held a stable market share of around 0.8% since the middle of 2012, with a decline in the quarter due to the cycling of exceptionally strong 1Q12 launch volumes. This decline was partially offset by solid results from Bud Light Lime Straw-ber-Rita, which was only launched at the beginning of March, and Bud Light Lime Lime-A-Rita. These two brands achieved a combined market share of 0.6% during 1Q13, with IRI data indicating a combined share of 1.3% in April

•	Market share for the Budweiser family was essentially flat by our estimates, with Budweiser Black Crown, launched at the end of January, offsetting a share decline in Budweiser

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We estimate that Michelob Ultra and our high end brands, led by Stella Artois, Shock Top and Goose Island, gained share in the quarter. The national rollout of Goose Island continues to be well received

•	Our innovation pipeline in the US remains strong with more liquid and packaging innovations to come during the remainder of the year

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We continue to drive our Balanced Portfolio Approach (BPA) in the retail channel, and have very clear evidence that retailers who maintain a balanced approach to shelf space allocation deliver better sales results than the rest of the market. Extensive testing of the approach last year demonstrated revenue improvements across multiple retail channels and hundreds of retailers. As a result of the BPA, premium beers gained share of features in 2012, for the first time in many years

In Brazil:

Volume

•	1Q13 proved to be a tough quarter due to a slowdown of the Brazilian beer and soft drinks industries. This slowdown was particularly relevant in March

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We estimate that beer industry volumes declined by approximately 7% in the quarter. Our total volumes were down 6.3% in the quarter, with our beer volumes down 8.2% and our soft drinks volumes down 0.5%

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As previously mentioned, we believe the decline in industry volumes in 1Q13 was due to consumption being impacted by the earlier timing of Carnival, poorer weather, high food inflation and a slowdown in the growth of disposable income

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We estimate that our year-over-year market share declined by approximately 90 bps to 68.1% in 1Q13, due to a tough comparable with our market share growing by an estimated 70 bps in 1Q12, as well as our 2012 price adjustments. However, there was an estimated 20 bps sequential improvement in our market share compared to 4Q12

•	Although it is clear that 2013 will be a tough year overall for Brazil, we have already adjusted our commercial plans and expect to see an improvement in our volume performance as the year progresses

Revenue Management

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Brazil beer revenue per hl performance was strong, increasing by 8.6% in the quarter, due to the price increases taken in the second half of last year, as well as increased own distribution volumes and premium brand mix improvement

PRESS RELEASE Brussels, 30 April 2013 – 5 / 18

Commercial Strategy and Brands

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Our Focus Brands of Skol, Brahma and Antarctica remain healthy, with consumer preference well ahead of market share. We have invested, and will continue to invest, behind our brands despite the weak volume performance in the first quarter

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Our commercial strategy and priorities remain the same and continue to deliver results, with estimated market share gains in the north and north east, volume growth from our innovations, particularly the 300 ml returnable glass bottle, and volume growth in our premium brands, led by Budweiser

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We are keeping our capital investment plans unchanged, as they are key for the successful implementation of our commercial strategies and the long-term health of our business. This includes the additional capacity required for the roll-out of the 300 ml returnable glass bottle and the expansion of Budweiser in Brazil

In China:

Volume

•	Industry volumes recovered strongly after a weather-related industry decline in 4Q12. Our own volumes grew by 15.5% in 1Q13, with an estimated gain in market share

Revenue Management

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Revenue per hl grew by 11.6% in 1Q13, with the majority of the increase due to improved brand mix from continued consumer trade-up into core plus and premium brands, specifically Harbin Ice and Budweiser

Commercial Strategy and Brands

•	Focus Brands volumes grew by 21.8% in the quarter with Budweiser and Harbin delivering very strong growth

•	Volume growth in 1Q13 came from improved penetration of our national brands, Budweiser and Harbin, within our existing footprint, as well as successful Chinese New Year campaigns

•	Volumes in our regional strongholds were solid with Budweiser helping to improve brand mix in the south east, in particular

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On 27 April we completed a transaction, previously announced in 3Q12, to acquire four breweries with a total capacity of approximately 9 million hectoliters. The aggregate purchase price was approximately 400 million USD

Grupo Modelo

We are pleased that all regulatory approvals necessary for closing the transactions have now been obtained and we expect the combination with Grupo Modelo to close in June 2013.

We remain very excited about the Mexican market and the potential of the Modelo brands internationally. Our integration plans are ready to be implemented as soon as the combination has been completed, and we are looking forward to working with our new colleagues in Mexico to deliver the approximately 1 billion USD of cost synergies, as previously committed. In addition to the cost synergies, we believe there are significant revenue synergies available through further expansion of Corona’s sales worldwide (excluding the US) and through sharing of best practices.

PRESS RELEASE Brussels, 30 April 2013 – 6 / 18

OUTLOOK

Our outlook for 2013 is as follows:

(i)	Volumes: We will continue to pursue our Focus Brands and premiumization strategy in the US, supported by a healthy innovation pipeline and a strong sales execution plan. Our previous guidance for our beer volumes in Brazil in FY13 was growth of low to mid single digits. We expect the pressure on volumes in Brazil to continue in the short term and, as a result, we now expect beer industry volume growth in Brazil in FY13 to be either flat or down low single-digits. We continue to expect solid industry volume growth in China in 2013, following the strong 1Q13

(ii)	Revenue per hl: We expect revenue per hl to grow organically ahead of inflation, weighted by country, as a result of continued improvement in mix and revenue management initiatives

(iii)	Cost of Sales per hl: We expect CoS per hl to increase organically by mid single digits in 2013, with global commodity cost increases and an unfavorable foreign exchange transactional impact (primarily BRL/USD), being partly mitigated by procurement savings and efficiency gains

(iv)	Distribution expenses per hl: We expect distribution expenses per hl to increase organically by mid single digits

(v)	Sales & Marketing expenses: Our previous guidance was for an increase in sales and marketing investments of high single digits in FY13. We will continue to drive top-line performance by investing behind our brands, although we now expect volume-related reductions in sales expenses. Our revised guidance is that sales and marketing investments are expected to increase by mid to high single digits in FY13

(vi)	Net Finance Costs: We expect the average coupon on net debt to be in the range of 4.8% to 5.3%, provided that the combination with Grupo Modelo closes in 1H13, as expected. The average coupon is expected to decline by 50 bps as from 2014 given the absence of the negative cash carry linked to the delay in the closing of the combination. Net pension interest expense (as a result of the revised IAS 19 standard) and accretion expenses, are expected to be approximately 40 and 75 million USD per quarter, respectively

(vii)	Effective Tax Rate: We previously expected our effective tax rate (ETR) to be in the range of 20% to 22% in 2013. We now expect the FY13 ETR to be between 19% and 21% given the 1Q13 results. We continue to expect the ETR to be in the range of 20% to 25% in the period 2014-2017, and in the range of 25% to 27% thereafter

(viii)	Net Capital Expenditure: Our expectation for net capital expenditure in 2013 remains unchanged at approximately 3.7 billion USD, with the increase over 2012 being driven by investments in capacity expansion in Brazil and China, in addition to commercial capex linked to our strong innovation pipeline and market programs

(ix)	Debt: After the completion of the combination with Grupo Modelo, we expect to reach a net debt to EBITDA ratio below 2.0x during the course of 2014. Approximately one third of AB InBev’s gross debt is denominated in currencies other than the US dollar, principally the euro

PRESS RELEASE Brussels, 30 April 2013 – 7 / 18

OPERATING PERFORMANCE

Detailed segment information for 1Q13 financial performance is provided in the Annex of the press release.

Figure 2. Volumes (thousand hls)
					Organic growth
	1Q12	Scope	Organic growth	1Q13	Total volume	Own beer volume
North America	29 778	85	-1 506	28 356	-5.0%	-5.1%
Latin America - North	29 411	568	-1 694	28 285	-5.8%	-7.6%
Latin America - South	10 945	—	-1 120	9 826	-10.2%	-9.0%
Western Europe	6 198	—	-442	5 756	-7.1%	-7.0%
Central and Eastern Europe	4 322	—	-708	3 614	-16.4%	-16.4%
Asia Pacific	10 914	—	1 701	12 614	15.6%	15.6%
Global Export and Holding Companies	1 611	-65	-35	1 512	-2.2%	-2.3%
AB InBev Worldwide	93 178	588	-3 804	89 963	-4.1%	-4.0%

North America (NA)

North American total volumes declined 5.0% in 1Q13.

In the United States, our STWs declined by 5.2%, and our domestic US beer selling-day adjusted STRs declined by 4.1%. We estimate that industry selling day adjusted STRs declined by 3.0%. As anticipated, underlying STR performance in the quarter was impacted by short term pressure on consumer disposable income, gas prices, and a difficult weather comparable. STWs were also impacted by one less selling day compared to 1Q12.

We estimate a 50 bps decline in market share in the quarter, based on STRs, primarily concentrated in the sub-premium segment, against a tough 1Q12 comparable. We saw strong performances by Bud Light Lime Lime-A-Rita and the recently launched Bud Light Lime Straw-ber-Rita, and good growth in the high end, led by Stella Artois, Shock Top and Goose Island. The premium plus category also gained share driven by Budweiser Black Crown and Michelob Ultra. Bud Light family market share was marginally down versus 1Q12 as we cycle the strong Bud Light Platinum launch volumes of 1Q12, while the Budweiser family, including Budweiser Black Crown, was essentially flat. These performances were offset by share losses for our sub-premium brands, due to the pressure on disposable income and our strategy of narrowing the price gap between our premium and sub-premium brands.

US beer-only revenue per hl grew 4.0% with a continued benefit from the price increase taken in 4Q12. This growth also includes a brand mix contribution of approximately 150 bps driven by innovations launched in both FY12 and 1Q13, and growth of our high end brands.

In Canada, our beer volumes in 1Q13 declined by 2.9%, due to an excise tax increase in Quebec in 4Q12 as well as cold weather in Ontario and the Atlantic provinces. Market share was down slightly in the quarter although there was a strong performance by the Bud Light family, with growth in both share and volume following the successful launch of Bud Light Platinum.

North American 1Q13 EBITDA declined by 4.5% to 1 480 million USD, due to soft volumes. Distribution costs grew by 6.2% per hl but will moderate during the year as we expand production of Bud Light Lime Lime-A-Rita and Bud Light Lime Straw-ber-Rita from one to three breweries, with effect from the second quarter. EBITDA margin declined by 133 bps to 40.2%, driven by volume contraction in the quarter, although we continue to see opportunities for margin enhancement in the Zone, especially in the US.

PRESS RELEASE Brussels, 30 April 2013 – 8 / 18

Latin America North (LAN)

LAN volumes declined by 5.8%, with beer volumes down 7.5% and soft drinks volumes down 0.5%.

In Brazil, our beer volumes declined by 8.2% in the quarter, due to consumption being impacted by the earlier timing of Carnival, poorer weather, high food inflation and a slowdown in the growth of disposable income.

Our estimated market share in the quarter declined by 90 bps to 68.1%, due to a tough 1Q12 comparable in which share grew by an estimated 70 bps, and our price adjustments during 2012. There was an improvement in estimated market share of 20 bps compared to 4Q12.

Brazil beer revenue per hl was strong in 1Q13, growing by 8.6%, due primarily to the carryover benefit of our 2012 price increases, as well as increased own distribution and positive premium brand mix.

Cost of Sales per hl increased 16.8% in 1Q13, mostly due to higher commodity costs, especially malt, currency headwinds, negative package mix and lower fixed cost dilution as a result of volume contraction.

LAN EBITDA grew by 1.8% to 1 285 million USD with a margin gain of 35 bps to 49.3%. Distribution expenses were higher due to increases in own distribution and higher transportation costs. We continue to support our brands even in a tough quarter, as evidenced by the increase in sales and marketing investments of 7.5%.

Latin America South (LAS)

Total volumes in LAS decreased by 10.2% in 1Q13 with beer volumes down 9.0% and non-beer volumes down 12.0%.

Beer volumes in Argentina decreased by 10.7% as a result of a poor industry performance driven by lower consumer confidence and colder weather. However, our estimated market share for beer in Argentina saw solid growth with a good performance by the Quilmes family.

LAS EBITDA grew 9.4% to 395 million USD with an EBITDA margin expansion of 65 bps to 45.4%. Revenue per hl growth was partly offset by higher Cost of Sales and higher investments behind our brands. Distribution expenses were impacted by higher labor and transportation costs driven by increases above inflation for truck drivers.

Western Europe (WE)

Own beer volumes in 1Q13 declined 7.0%, as the industry in our Western European markets was impacted by an unusually cold and long winter season.

Own beer volumes in Belgium declined 9.1% in 1Q13, fully driven by a weak industry. We estimate that we maintained market share during the quarter.

In Germany, own beer volumes declined 4.4% in a weak trading environment, with high promotional activity in the off-trade.

PRESS RELEASE Brussels, 30 April 2013 – 9 / 18

In the United Kingdom, own products declined 4.6%. We estimate that our market share was close to flat with gains in the on-trade being offset by continued pressure in the off-trade channel.

WE EBITDA declined 7.9% to 179 million USD in 1Q13, mainly due to volume decline and higher commodity prices affecting Cost of Sales.

Central & Eastern Europe (CEE)

CEE beer volumes declined 16.4% in 1Q13.

In Russia, beer volumes fell 17.0% driven mostly by a challenging industry impacted by the new sales restrictions, the carryover of the media ban implemented last July, and price increases following the most recent excise tax adjustment. Our estimated market share remains under pressure, and balancing profitability versus share is a major focus. Bud continues to perform well and grew by over 25% in 1Q13.

In Ukraine, beer volumes declined 15.5%, with most of the decline due to a weak industry performance due to record snowfall and cold temperatures, as well as a price increase linked to excise tax adjustments.

CEE EBITDA was marginally ahead in the quarter, with EBITDA margin growth of 66 bps.

Asia Pacific (APAC)

Asia Pacific beer volumes showed a strong recovery in 1Q13, growing by 15.6%.

Our beer volumes in China in 1Q13 grew by 15.5% driven by industry growth and positive market share trends. The growth of our Focus Brands in the first quarter of 21.8% was mainly driven by Budweiser, Harbin and Harbin Ice, all of which benefited from successful Chinese New Year campaigns and increased distribution.

APAC EBITDA grew 58% to 113 million USD in 1Q13.

Global Export & Holding Companies (GEHC)

GEHC reported EBITDA of -38 million USD in 1Q13, compared to -53m USD in 1Q12.

PRESS RELEASE Brussels, 30 April 2013 – 10 / 18

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated Income Statement (million USD)
	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Revenue	9 332	96	-394	136	9 169	1.5%
Cost of sales	-3 849	-39	130	-147	-3 904	-3.8%
Gross profit	5 483	57	-264	-11	5 265	-0.2%
Distribution expenses	-941	-5	51	-44	-939	-4.7%
Sales and marketing expenses	-1 265	-11	43	-45	-1 277	-3.5%
Administrative expenses	-512	-6	15	12	-491	2.3%
Other operating income/(expenses)	125	-3	-21	92	193	73.4%
Normalized profit from operations (normalized EBIT)	2 890	32	-176	4	2 751	0.1%
Non-recurring items above EBIT	24				-26
Net finance cost	-422				-255
Non- recurring net finance cost	—				223
Share of results of associates	126				167
Income tax expense	-427				-333
Profit	2 191				2 527
Profit attributable to equity holders of AB InBev	1 666				2 051
Profit attributable to non-controlling interest	525				476

Normalized EBITDA	3 555	44	-200	31	3 430	0.9%
Normalized profit attributable to equity holders of AB InBev	1 651				1 853

Revenue

Consolidated revenue grew by 1.5% in 1Q13, with strong revenue per hl growth of 5.8% driven by revenue management initiatives and the benefit of premiumization of our portfolio. On a constant geographic basis, revenue per hl grew by 6.9%.

Cost of Sales (CoS)

Cost of Sales (CoS) increased by 3.8% or 8.6% on a per hl basis. On a constant geographic basis, CoS per hl increased by 9.0% with higher input and production costs, especially in LAN, LAS and APAC, and the impact of lower fixed cost dilution.

Operating expenses

Total operating expenses increased 0.6% in 1Q13:

•

Distribution expenses grew by 4.7% driven by (i) higher transportation costs related to general inflation and a higher weight of own distribution as a percentage of total volumes in Brazil (ii) the roll-out of innovations in the US and (iii) higher labor and transportation costs in Argentina and China

•	Sales and marketing expenses increased by 3.5%, with higher marketing investments behind our brands and innovations, despite volume related reductions in sales expenses

•	Administrative expenses decreased by 2.3% mainly due to the timing of accruals for variable compensation

•	Other operating income was 193 million USD in 1Q13 compared to 125 million USD in 1Q12 mainly due to higher government incentives linked to our investments in Brazil.

PRESS RELEASE Brussels, 30 April 2013 – 11 / 18

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT (million USD)
	1Q12	1Q13
Restructuring (including impairment losses)	-5	-3
Business and asset disposal (including impairment losses)	29	—
Acquisition costs related to business combinations	—	-23

Impact on profit from operations	24	-26

Normalized profit from operations excludes negative non-recurring items of -26 million USD, primarily from acquisition costs related to business combinations.

Net finance costs

Figure 5. Net finance costs (million USD)
	1Q12	1Q13
Net interest expense	-448	-443
Net interest on net defined benefit liabilities	-42	-37
Accretion expense	-41	-70
Other financial results	109	295
Net finance costs	-422	-255
Mark-to-market adjustment	—	231
Other	—	-8
Non-recurring net finance income	—	223

	-422	-32

Net finance costs (excluding non-recurring net finance costs) were 255 million USD in 1Q13 compared with 422 million USD in 1Q12.

•

The decrease in net finance costs mainly results from mark-to-market gains of 402 million USD linked to the hedging of our share based payment programs in 1Q13, reported in other financial results. Other financial results in 1Q12 included a 211 million USD gain from such hedges

•

Accretion expenses of 70 million USD in 1Q13 increased mainly due to the IFRS accounting treatment for the put option associated with our investment in May 2012 in Cervecería Nacional Dominicana S.A. in the Dominican Republic, with an additional non-cash impact of approximately 30 million USD per quarter.

Non-recurring net finance income was 223 million USD resulting mainly from mark-to-market adjustments on hedges related to the Modelo transaction. In a transaction related to the combination with Grupo Modelo announced on 29 June 2012, some Grupo Modelo shareholders have committed, upon tender of their Grupo Modelo shares, to acquire the equivalent of approximately 23.1 million AB InBev shares to be delivered within 5 years via a deferred share instrument, for a consideration of approximately 1.5 billion USD.

By 31 March 2013, 71% of the deferred share instrument has been hedged at an average price of approximately 67 EUR per share resulting in a mark-to-market gain of 231 million USD in 1Q13.

PRESS RELEASE Brussels, 30 April 2013 – 12 / 18

Share of results of associates

1Q13 included a share of results of associates of 167 million USD compared to 126 million USD in 1Q12. This increase is primarily attributable to the strong results of Grupo Modelo, with revenue increasing by 3.4% in the quarter and EBITDA growing by 10.8%.

Income tax expense

Figure 6. Income tax expense (million USD)
	1Q12	1Q13
Tax expense	427	333
Effective tax rate	17.1%	12.4%
Normalized effective tax rate	16.9%	13.3%

Income tax in 1Q13 was 333 million USD with an effective tax rate of 12.4%, compared to an income tax expense of 427 million USD in 1Q12 and an effective tax rate of 17.1%. The decrease in the effective tax rate mainly results from the non-taxable nature of gains from hedging linked to our equity related exposure, a shift in profit mix to countries with lower marginal tax rates, as well as incremental tax benefits.

Profit attributable to non-controlling interest

Profit attributable to non-controlling interest decreased from 525 million USD in 1Q12 to 476 million USD in 1Q13, a reduction that is primarily driven by the impact of currency translation.

1Q13 normalized profit and profit

Normalized profit attributable to equity holders of AB InBev grew 12.2% in nominal terms to 1 853 million USD in 1Q13 from 1 651 million USD in 1Q12. The increase in normalized profit in 1Q13 is mainly due to other financial results of 295 million USD, which include a gain of 402 million USD linked to the hedging of our share based payment programs.

Profit attributable to equity holders of AB InBev reached 2 051 million USD in 1Q13, compared to 1 666 million USD in 1Q12, including the after tax effect of non-recurring income of 198 million USD in 1Q13, compared to an income of 15 million USD in 1Q12.

1Q13 EPS

Figure 7. Earnings per share (USD)
	1Q12	1Q13
Normalized earnings per share	1.03	1.16
Non-recurring items, after taxes, attributable to equity holders of AB InBev, per share	0.01	-0.02
Non-recurring finance cost, after taxes, attributable to equity holders of AB InBev, per share	0.00	0.14

Basic earnings per share	1.04	1.28

Normalized earnings per share (EPS) grew by 12.6% to 1.16 USD in 1Q13 from 1.03 USD in 1Q12 on a nominal basis. Figure 7 provides the reconciliation between normalized EPS and basic EPS.

PRESS RELEASE Brussels, 30 April 2013 – 13 / 18

Reconciliation between normalized EBITDA and profit attributable to equity holders

Figure 8. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	1Q12	1Q13
Profit attributable to equity holders of AB InBev	1 666	2 051
Non-controlling interests	525	476
Profit	2 191	2 527
Income tax expense	427	333
Share of results of associates	-126	-167
Non-recurring net finance cost	—	-223
Net finance cost	422	255
Non-recurring items above EBIT
(incl. non-recurring impairment)	-24	26
Normalized EBIT	2 890	2 751
Depreciation, amortization and impairment	665	679
Normalized EBITDA	3 555	3 430

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) income tax expense; (iii) share of results of associates; (iv) net finance cost; (v) non-recurring net finance cost; (vi) non-recurring items above EBIT (including non-recurring impairment); and (vii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

The first quarter 2013 (1Q13) financial data set out in Figures 3 to 8 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the three months ended 31 March 2013, which have been reviewed by our statutory auditors PricewaterhouseCoopers Bedrijfsrevisoren BCVBA in accordance with the standards of the Public Company Accounting Oversight Board (United States). The auditors concluded that, based on their review, nothing had come to their attention that caused them to believe that those interim financial statements were not presented fairly, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”, as issued by the IASB and as adopted by the European Union.

PRESS RELEASE Brussels, 30 April 2013 – 14 / 18

RECENT EVENTS

Grupo Modelo

•

On 19 April 2013, AB InBev, Grupo Modelo, S.A.B. de C.V., Constellation Brands, Inc. and Crown Imports LLC, announced that they had reached a final agreement with the U.S. Department of Justice on the terms of a settlement of the Department of Justice’s litigation challenging AB InBev’s proposed acquisition of the remaining stake in Grupo Modelo that it does not already own. The agreement is substantially in line with the revised transaction announced on 14 February 2013

•

On 19 April 2013, the parties jointly approached the Court with the terms of a proposed Final Judgment. The proposed Final Judgment presented to the Court includes additional binding commitments to the revised transaction, which are designed to ensure a prompt divestiture of assets by AB InBev to Constellation, the necessary build-out of the Piedras Negras brewery by Constellation, as well as certain distribution guarantees for Constellation in the United States

•

On 22 April 2013, the Stipulation and Order (which was filed concurrently with, and requires the parties to comply with, the proposed Final Judgment) was signed by the Court. AB InBev, Grupo Modelo and Constellation have begun moving swiftly to complete the pending transactions. These include an all-cash tender offer of USD 9.15 per share by AB InBev for all the outstanding Grupo Modelo shares it does not already own and, upon completion of the tender offer, the sale of Grupo Modelo’s Piedras Negras brewery and stake in Crown to Constellation

•

On 25 April 2013, AB InBev announced the completion of the mergers of Diblo, S.A. de C.V. and Dirección de Fábricas, S.A. de C.V. with and into their affiliate, Grupo Modelo. Following the mergers, AB InBev’s economic interest in the Grupo Modelo companies remains largely unchanged at 50.3% and AB InBev has the right to appoint a tenth director on Grupo Modelo’s 20 person Board of Directors

•

The Mexican Competition Commission approved the revised transaction with Constellation in early April 2013. Now that the Stipulation and Order has been signed, all regulatory approvals necessary for closing the transactions with Grupo Modelo and Constellation have been obtained. The transaction is expected to close in June 2013

•

Once the tender offer has been completed and the transaction has closed, Ricardo Tadeu, previously Business Unit President for Brazil, will assume the role of Zone President Mexico and Chief Executive Officer of Grupo Modelo. Mexico will become AB InBev’s seventh Zone.

PRESS RELEASE Brussels, 30 April 2013 – 15 / 18

CONFERENCE CALL AND WEBCAST

Investor Conference call and Webcast on Tuesday, April 30th

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode)

http://event.on24.com/r.htm?e=603137&s=1&k=4E65A0985834514E508239688B0EC25B

Conference call (with interactive Q&A)

http://www.directeventreg.com/registration/event/30244237

Disclaimer:

This release contains certain forward-looking statements reflecting the current views of the management of Anheuser-Busch InBev with respect to, among other things, Anheuser-Busch InBev’s strategic objectives. These statements involve risks and uncertainties. The ability of Anheuser-Busch InBev to achieve these objectives is dependent on many factors some of which may be outside of management’s control. By their nature, forward-looking statements involve risk and uncertainty because they reflect Anheuser-Busch InBev’s current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including the risks described under Item 3.D of Anheuser-Busch InBev’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2013. Anheuser-Busch InBev cannot assure you that the future results, level of activity, performance or achievements of Anheuser-Busch InBev will meet the expectations reflected in the forward-looking statements. Anheuser-Busch InBev disclaims any obligation to update any of these statements after the date of this release.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with an American Depositary Receipt secondary listing on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer and one of the world’s top five consumer products companies. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands – those with the greatest growth potential such as global brands Budweiser®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. In addition, the company owns a majority equity interest in Grupo Modelo, Mexico’s leading brewer and owner of the global Corona® brand. AB InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, AB InBev leverages the collective strengths of its approximately 118,000 employees based in 23 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

PRESS RELEASE Brussels, 30 April 2013 – 16 / 18

ANHEUSER-BUSCH INBEV CONTACTS

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

PRESS RELEASE Brussels, 30 April 2013 – 17 / 18

Annex AB InBev Worldwide	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	93 178	588	—	-3 804	89 963	-4.1%
of which AB InBev own beer	80 697	543	—	-3 199	78 042	-4.0%
Revenue	9 332	96	-394	136	9 169	1.5%
Cost of sales	-3 849	-39	130	-147	-3 904	-3.8%
Gross profit	5 483	57	-264	-11	5 265	-0.2%
Distribution expenses	-941	-5	51	-44	-939	-4.7%
Sales and marketing expenses	-1 265	-11	43	-45	-1 277	-3.5%
Administrative expenses	-512	-6	15	12	-491	2.3%
Other operating income/(expenses)	125	-3	-21	92	193	73.4%
Normalized EBIT	2 890	32	-176	4	2 751	0.1%
Normalized EBITDA	3 555	44	-200	31	3 430	0.9%
Normalized EBITDA margin	38.1%				37.4%	-22	bp

North America	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	29 778	85	—	-1 506	28 356	-5.0%
Revenue	3 731	5	-4	-50	3 683	-1.3%
Cost of sales	-1 533	-5	1	3	-1 534	0.2%
Gross profit	2 198	—	-3	-47	2 149	-2.1%
Distribution expenses	-316	5	1	-4	-314	-1.2%
Sales and marketing expenses	-422	-6	1	-16	-444	-3.9%
Administrative expenses	-120	—	—	1	-118	1.0%
Other operating income/(expenses)	11	—	—	4	15	35.4%
Normalized EBIT	1 352	-1	-1	-62	1 288	-4.6%
Normalized EBITDA	1 552	-1	-1	-70	1 480	-4.5%
Normalized EBITDA margin	41.6%				40.2%	-133	bp

Latin America - North	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	29 411	568	—	-1 694	28 285	-5.8%
Revenue	2 808	98	-329	29	2 606	1.0%
Cost of sales	-880	-37	110	-82	-889	-9.3%
Gross profit	1 927	61	-218	-53	1 717	-2.7%
Distribution expenses	-347	-11	43	-30	-345	-8.7%
Sales and marketing expenses	-316	-10	39	-24	-311	-7.5%
Administrative expenses	-134	-6	15	1	-123	0.8%
Other operating income/(expenses)	84	-3	-22	101	160	120.3%
Normalized EBIT	1 214	32	-143	-5	1 098	-0.4%
Normalized EBITDA	1 383	43	-166	24	1 285	1.8%
Normalized EBITDA margin	49.3%				49.3%	35	bp

Latin America - South	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	10 945	—	—	-1 120	9 826	-10.2%
Revenue	871	—	-69	69	871	7.9%
Cost of sales	-330	—	24	-8	-315	-2.6%
Gross profit	542	—	-45	60	556	11.1%
Distribution expenses	-79	—	8	-13	-85	-17.1%
Sales and marketing expenses	-87	—	6	-13	-94	-14.5%
Administrative expenses	-25	—	—	1	-24	3.2%
Other operating income/(expenses)	-4	—	—	—	-4	-4.9%
Normalized EBIT	346	—	-31	35	349	10.0%
Normalized EBITDA	393	—	-34	37	395	9.4%
Normalized EBITDA margin	45.0%				45.4%	65	bp

PRESS RELEASE Brussels, 30 April 2013 – 18 / 18

Annex Western Europe	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	6 198	—	—	-442	5 756	-7.1%
of which AB InBev own beer	5 828	—	—	-411	5 417	-7.0%
Revenue	757	—	—	-41	716	-5.4%
Cost of sales	-338	—	—	11	-327	3.2%
Gross profit	419	—	—	-30	389	-7.3%
Distribution expenses	-87	—	—	5	-82	5.8%
Sales and marketing expenses	-156	—	—	8	-147	5.4%
Administrative expenses	-69	—	—	8	-61	11.8%
Other operating income/(expenses)	2	—	—	1	3	36.0%
Normalized EBIT	110	—	—	-8	102	-7.2%
Normalized EBITDA	194	—	—	-15	179	-7.9%
Normalized EBITDA margin	25.6%				25.0%	-67	bp

Central and Eastern Europe	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	4 322	—	—	-708	3 614	-16.4%
Revenue	305	—	-1	-32	271	-10.6%
Cost of sales	-181	—	1	16	-165	8.6%
Gross profit	124	—	-1	-17	106	-13.5%
Distribution expenses	-40	—	—	9	-31	22.1%
Sales and marketing expenses	-87	—	—	8	-79	9.2%
Administrative expenses	-27	—	—	4	-23	16.0%
Other operating income/(expenses)	-2	—	—	1	—	74.4%
Normalized EBIT	-33	—	—	6	-27	18.0%
Normalized EBITDA	16	—	—	—	16	1.0%
Normalized EBITDA margin	5.1%				5.8%	66	bp

Asia Pacific	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	10 914	—	—	1 701	12 614	15.6%
Revenue	538	—	8	156	702	29.0%
Cost of sales	-327	—	-5	-87	-418	-26.8%
Gross profit	212	—	3	69	284	32.5%
Distribution expenses	-45	—	-1	-12	-58	-27.1%
Sales and marketing expenses	-138	—	-2	-17	-159	-12.6%
Administrative expenses	-57	—	-1	-6	-64	-11.1%
Other operating income/(expenses)	25	—	—	-15	10	-60.1%
Normalized EBIT	-4	—	—	18	14	475.1%
Normalized EBITDA	71	—	1	41	113	58.0%
Normalized EBITDA margin	13.1%				16.1%	295	bp

Global Export and Holding Companies	1Q12	Scope	Currency translation	Organic growth	1Q13	Organic growth
Total volumes (thousand hls)	1 611	-65	—	-35	1 512	-2.2%
Revenue	322	-8	—	6	320	1.8%
Cost of sales	-260	4	-1	1	-256	0.5%
Gross profit	62	-4	-1	7	64	12.1%
Distribution expenses	-27	1	—	1	-25	5.1%
Sales and marketing expenses	-57	5	—	9	-43	17.3%
Administrative expenses	-82	—	—	3	-79	3.1%
Other operating income/(expenses)	9	—	—	—	9	2.6%
Normalized EBIT	-95	2	-1	19	-74	21.6%
Normalized EBITDA	-53	2	-1	14	-38	27.3%